AB 12/19

SECURI  ION

12062140

SEC Mail Processing Section

DEC 13 2012

Washington DC 401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2011 (MM/DD/YY) AND ENDING 9/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forsyth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 S. Kirkwood Road, Ste. 190
(No. and Street)

St. Louis	MO	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Huang (314) 997-7485
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiefer Bonfanti & Co., LLP
(Name – *if individual, state last, first, middle name*)

701 Emerson Road, Suite 201	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/20

OATH OR AFFIRMATION

I, John Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forsyth Securities, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DEBBIE SIEBER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 18, 2016
Commission Number: 12421187

12-12-12

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORSYTH SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

FORSYTH SECURITIES, INC.

SEPTEMBER 30, 2012

Table of Contents



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Forsyth Securities, Inc.

We have audited the accompanying statement of financial condition of **Forsyth Securities, Inc.** (a Missouri corporation) as of September 30, 2012, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has excluded from intangible assets and liabilities in the accompanying Statement of Financial Condition the indemnification asset and related obligations for future payments to the Company's former stockholder under an indemnification clause in a purchase agreement dated December 15, 2011. The excluded items mentioned above, in our opinion, should be included to conform with accounting principles generally accepted in the United States of America. If the future payments were accounted for properly, intangible assets would be increased by $94,281, liabilities by $89,978, and retained earnings by $4,303 as of September 30, 2012, and net loss would be decreased by $4,303 for the year then ended.

In our opinion, except for the effects of the departure from generally accepted accounting principles, as discussed in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial condition of **Forsyth Securities, Inc.** as of September 30, 2012, and the results of its operations and cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on Pages 14-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. Obligations for future payments were not included in the computation of adjusted net capital as required by rule 17a-5 referred to above and rule 15c3-1 under the Securities and Exchange Act of 1934 regarding Net Capital Requirements for Brokers or Dealers. In our opinion, except for the effects of the departure from generally accepted accounting principles and the applicable regulations referred to in the third paragraph above, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kiefer Bonfanti & Co. LLP

November 28, 2012

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

Assets		
Cash	$	12,765
Cash deposit with clearing brokers		36,000
Receivable from clearing brokers		30,573
Broker commission advances receivable		1,237
Property and equipment, net		5,258
Other assets		5,969
Total Assets	**$**	**91,802**

Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	3,166
Accrued administrative expenses		34,786
Due to related party		10,000
Total Liabilities		**47,952**
Stockholders' Equity		
Preferred stock - non-convertible, par value $10, authorized 30,000 shares; issued and outstanding 11,166 shares		111,660
Common stock, par value $0.10, authorized 300,000 shares; issued 300,000 shares; and outstanding 200,000 shares		30,000
Additional paid-in capital		278,191
Treasury shares, at cost (100,000 shares)		(9,430)
		410,421
Retained earnings (deficit)		(366,571)
Total Stockholders' Equity		**43,850**
Total Liabilities and Stockholder' Equity	**$**	**91,802**

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2012

Revenues		
Commissions	$	**576,285**
Miscellaneous		**8,806**
Management fees		**3,012**
Direct participation - limited partnership		**2,201**
Interest income		**43**
Total Revenues		**590,347**
Operating Expenses		
Commissions and incentive payments		**224,358**
Administrative salaries		**141,822**
Clearing fees		**95,163**
Building rental and maintenance		**34,821**
Regulatory fees		**24,625**
Office expense		**19,738**
Payroll taxes		**19,542**
Professional fees		**18,108**
Office and quote equipment rental		**15,166**
Telephones		**8,717**
Insurance and bond premiums		**8,268**
Indemnification cost		**7,000**
Bad debts		**5,210**
Travel		**3,639**
Meals and entertainment		**1,732**
Depreciation		**1,420**
Contributions		**150**
Total Operating Expenses		**629,479**
Net Loss	$	**(39,132)**

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2012

Cash Flows from Operating Activities		
Net loss	$	(39,132)
Adjustments:		
Depreciation and amortization		1,420
Change in assets and liabilities		
(Increase) decrease in operating assets		
Cash deposit with clearing brokers		(6,000)
Receivable from clearing brokers		7,461
Broker commission advances receivable		3,973
Other assets		(23)
Increase (decrease) in operating liabilities		
Accounts payable		2,170
Brokers escrow payable		(7,469)
Clearing brokers payable		(10,119)
Commissions payable		(16,376)
Accrued administrative expenses		23,979
Net Cash Used by Operating Activities		(40,116)
Cash Flows from Investing Activities		
Capital expenditures		(6,678)
Net Cash Used by Investing Activities		(6,678)
Cash Flows from Financing Activities		
Common stock issued		25,000
Common treasury stock purchased		(9,116)
Additional paid-in capital received		13,976
Increase in due to related party		10,000
Net Cash Provided by Financing Activities		39,860
Net Decrease in Cash and Cash Equivalents		(6,934)
Cash and cash equivalents, beginning of year		19,699
Cash and Cash Equivalents, End of Year	$	12,765

Supplemental Disclosure of Non-Cash Financing Activities		
Brokers escrow payable exchanged for preferred stock	$	27,615

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2012

	Common Stock	Additional Paid-in Capital	Cost of Common Treasury Shares	Preferred Stock	Cost of Preferred Treasury Shares	Retained Earnings (Deficit)	Total
Balance, September 30, 2011, as previously reported	$ 5,000	$261,550	$ (314)	$119,033	$(32,323)	$(327,439)	$ 25,507
Reclassification	-	19,563	-	(19,563)	-	-	-
Balance, September 30, 2011, as reclassified	5,000	281,113	(314)	99,470	(32,323)	(327,439)	25,507
Preferred Stock							
Treasury shares sold	-	(16,898)	-	-	32,323	-	15,425
Shares issued	-	-	-	12,190	-	-	12,190
Common Stock							
Shares issued	25,000	-	-	-	-	-	25,000
Treasury shares purchased	-	-	(9,116)	-	-		(9,116)
Additional Paid-In Capital							
Capital contributed	-	13,976	-	-	-	-	13,976
Net loss for the year ended September 30, 2012	-	-	-	-	-	(39,132)	(39,132)
Balance, September 30, 2012	$ 30,000	$278,191	$ (9,430)	$111,660	$ -	$(366,571)	$ 43,850

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

Business Descriptions
Forsyth Securities, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on January 9, 1985, the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri, and commenced operations in June 1985. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through RBC Capital Markets, Inc. a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis. The clearing broker will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange on which the trade is executed. RBC Capital Markets, Inc. requires the Company to maintain a good faith cash deposit of $36,000. Claims against the Company, not otherwise resolved within 5 days' notice to the Company, may be charged to this deposit account by the clearing broker, if commissions due the Company on hand are inadequate to settle the claim. The clearing broker, upon termination of the agreement will deliver to the Company the contents of the deposit account on or before the 30th day after said termination. The funds maintained with the clearing broker are at risk, uninsured and un-collateralized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000 at each bank.

Revenue Recognition
Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

Estimates and Assumptions
Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Broker Compensation:

Monthly Commission Payout
Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company. The broker also earns a ticket bonus determined by applying an ascending rate that increases with the dollar value of the ticket. Brokers are allowed to receive payments in advance of earned commissions.

The Company provides an allowance for uncollectable broker commission advances based on historical experience and management's analysis of the current status of existing advances. As of September 30, 2012, management believes no allowance is necessary. The amount to be collected from future commissions due to the brokers at September 30, 2012 was $1,237.

Administrative Salaries
The Company common stockholders are compensated both for their administrative functions and, based on their performance as brokers, with commissions earned as noted above. The Company's management sets stockholder base pay at the amount appropriate for the administrative functions performed as well as the Company's financial well-being.

Administrative personnel who do not also serve as brokers are paid a salary set by the Company's management in conjunction with the Company's common stockholders.

Property and Equipment
Property and equipment are stated at cost, and depreciation is computed using accelerated methods over the estimated useful lives of three to seven years. The Company's policy is to capitalize all property and equipment purchases over $1,000. At September 30, 2012, property and equipment consisted of the following:

Furniture and fixtures	$	54,046
Computer equipment		68,904
Property and equipment, at cost		122,950
Less accumulated depreciation		(117,692)
Property and Equipment, Net	**$**	**5,258**

Depreciation expense was $1,420 for the year ended September 30, 2012.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company has evaluated subsequent events through November 28, 2012, the date which the financial statements were available to be issued, for possible additional recognition disclosure.

2. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2012, the Company borrowed $10,000 from an entity owned by the Company's common stockholders. The loan is interest free. The Company intends to repay the loan as soon as operating cash flow allows.

3. STOCKHOLDERS' EQUITY

Common Stock (Unrestricted and Restricted)

At September 30, 2012, the Company has two unrestricted common stockholders who each own 50% of the shares outstanding. The current unrestricted common stockholders acquired the company from the previous unrestricted common stockholder on December 15, 2011. The Company purchased all restricted common stock outstanding during the year ended September 30, 2012.

Preferred Stock

All of the preferred shares are held by the Company's common stockholders or employees. During the year ended September 30, 2012, the Company issued preferred stock to brokers as payment for escrow payables from the Company, as agreed to by the brokers.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2012, the Company had adjusted net capital of $31,386, which was $26,386 more than its required minimum dollar net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2012 was 1.53 to 1.

5. COMMITMENTS AND CONTINGENCIES

On October 1, 2012, the Company entered into a new operating lease agreement for office space. Future minimum lease payments are as follows:

Years Ending September 30,	Amount
2013	$ 45,228
2014	80,076
2015	82,620
2016	85,152
2017	87,696
	$ 380,772

Rent expense under a previous operating lease for office space was $34,144 for the year ended September 30, 2012.

Subject to the Stock Purchase Agreement dated December 15, 2011, entered into by the Company, the two current common stockholders, and the previous common stockholder, the Company has a contingent liability for monthly payments of $1,000 through February, 2022, to the previous common stockholder for indemnifications within the Agreement.

Under the Agreement, the Company is also required to pay the previous common stockholder one percent (1%) of the Company's after clearing gross revenues for the immediately preceding calendar year, to the extent that such amount exceeds payments above. Such payments are due on February 15th of each year beginning in 2013. As of September 30, 2012, no such future contingent payments are likely to occur based on the Company's gross revenue for the year then ended.

Payments under this agreement were $7,000 for the year ended September 30, 2012.

6. INCOME TAXES

The Company has no income tax expense or benefit for the year ended September 30, 2012. A valuation allowance has been established equal to the deferred tax asset related to the net operating loss carry-forwards, as planning strategies had not been developed to utilize the benefit of the net operating losses and future taxable income could not be assured.

6. INCOME TAXES (CONTINUED)

The following carry-forwards are available to offset taxable income in future years:

From Year Ended September 30,	Expiring September 30,	Net Operating Loss	
2012	2032	$	38,266
2011	2031		9,279
2010	2030		7,784
2009	2029		51,131
2008	2028		10,694
2005	2025		51,290
2004	2024		55,490
2003	2023		76,876
2002	2022		58,178
		$	**358,988**

Financial accounting standards govern how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. These standards require the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would not be recognized in the financial statements for the current year.

The Company has various income tax positions open under the statute of limitations. Management believes these tax positions meet the more-likely-than-not threshold and, accordingly, the tax benefits of these income tax positions have been recognized for the year ended September 30, 2012.

The Federal income tax return and various state income tax returns of the Company for the years ended September 30, 2009 and later are subject to examination by the Internal Revenue Service and respective jurisdictions, generally for three years after they have been filed. As of September 30, 2012, no returns have been selected for examination.

7. CONCENTRATIONS

Commissions were approximately 98% of total revenues for the years ended September 30, 2012. Approximately 96% of the total accounts receivable outstanding at September 30, 2012 were due from the Company's clearing broker.

7. CONCENTRATIONS (CONTINUED)

The Company also keeps cash on deposit with the clearing broker of $36,000 at September 30, 2012. The company is obligated to increase this deposit to $50,000 as operating results allow. Subsequent to year end, the company increased the balance on deposit to $39,000.

8. LITIGATION, CLAIMS, AND ASSESSMENTS

During the year ended September 30, 2012, FINRA continued three disciplinary actions against four of the Company's brokers, including the Company's former president.

a) The Company's management terminated brokers who were subject to disciplinary action for making improper investment recommendations to clients. The brokers claimed that the risks inherent to the types of investments have been fully disclosed. FINRA has contacted all of the clients allegedly misled and none of them have chosen to file complaints with FINRA. No fines or sanctions related to these individuals were imposed against the Company.

b) As a result of a complaint against a Forsyth broker for (i) failing to promptly inform his supervisor about being charged with felony non-payment of child support and further (ii) failing to promptly inform his supervisor of his guilty plea to these felony charges, the Company's former president was barred from the industry and the Company is subject to semi-annual on-site reviews by the Missouri Securities Division through June 30, 2014.

c) A former Forsyth broker failed to promptly notify his supervisor of a felony DWI charge filed against him. The firm was not charged any penalties and the broker is no longer with The Company.

d) Effective December 16, 2011, the Company's former president was barred from the industry by the Missouri Securities Division, and the former president had all licenses suspended by FINRA and was fined $4,000. This came as a result of the following disciplinary actions: (i) failing to properly supervise the above broker and the investment recommendations and (ii) failing to timely notify FINRA of a charge against one of the Company's former brokers.

The Company was not penalized or sanctioned as a result of the aforementioned disciplinary actions, and the Company does not foresee FINRA or the Missouri Securities Division pursuing any further remedies as a result of these occurrences.

8. LITIGATION, CLAIMS, AND ASSESSMENTS (CONTINUED)

The Company discontinued its bonding and its errors and omissions insurance in the year ended September 30, 2012.

9. RECLASSIFICATION

The Company has reclassified preferred stock and additional paid-in capital at September 30, 2011 to more properly reflect the par value of preferred stock outstanding in the prior year. The change has no effect on the results of operations for the year ended September 30, 2012, or the total stockholders' equity at September 30, 2011.

10. GOING CONCERN

As shown in the accompanying financial statements, the Company's net loss was $39,132 for the year ended September 30, 2012, and its retained deficit was $366,571 at September 30, 2012. The ability of the Company to continue as a going concern is dependent on the success of management efforts to obtain additional capital, reduce operating expenditures, or increase trading commissions. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SUPPLEMENTARY INFORMATION

FORSYTH SECURITIES INC.

COMPUTATION OF ADJUSTED NET CAPITAL
SEPTEMBER 30, 2012

Ownership Equity		
Capital stock and additional paid in capital	$	298,761
Preferred stock		111,660
Retained earnings (deficit)		(366,571)
Total Ownership Equity		**43,850**
Deductions from Capital		
Receivable from firm's brokers in excess of escrow		1,237
Property and equipment		5,258
Lease and rent deposit		5,969
Total Deductions		**12,464**
Adjusted Net Capital	**$**	**31,386**
Aggregate Indebtedness		
Accounts payable	$	3,166
Accrued administrative expenses		34,786
Due to related party		10,000
Total Aggregate Indebtedness	**$**	**47,952**
Aggregate Indebtedness as a Percent of Adjusted Net Capital		**152.78%**
Adjusted net capital	$	31,386
Less minimum dollar net capital		(5,000)
Net Capital Excess Over Requirement	**$**	**26,386**
Six and two-thirds (6 2/3)% of aggregate indebtedness	$	3,197
Adjusted Net Capital		31,386
Excess of Net Capital at 1500%	**$**	**28,189**

RECONCILIATION OF NET CAPITAL COMPUTATION
SEPTEMBER 30, 2012

Net Capital Deficit at September 30, 2012	$	31,386
Net Capital shown on most recent unaudited Focus part IIA filing		31,964
Difference, Decrease	**$**	**(578)**

The difference between net capital at September 30, and net capital as shown on the most recent Focus part IIA filing results from:

Audit adjustments		
Decrease in cash	$	(3,000)
Increase in receivables		3,000
Decrease in receivables from non-customers		(4,331)
Decrease in clearance payable to brokers		930
Increase in accounts payable and accrued liabilities		(1,508)
Increase operating expenses		(511)
Decrease non-allowed asset		4,842
Total Difference, Decrease	**$**	**(578)**

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 YEAR ENDED SEPTEMBER 30, 2012

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

> In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through RBC Capital Markets, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis.



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders of
Forsyth Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Forsyth Securities, Inc. (the Company), as of and for the year ended September 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified a deficiency in internal control that we consider to be a material weakness and a deficiency in internal control that we consider to be a significant deficiency, and communicated them in writing to management and those charged with governance on November 28, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP

November 28, 2012



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Forsyth Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012 which were agreed to by **Forsyth Securities, Inc.**, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating **Forsyth Securities, Inc.'s** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). **Forsyth Securities, Inc.'s** management is responsible for the **Forsyth Securities, Inc.'s** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP

November 2, 2012



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis MO
63141
314.812.1100
F. 314.812.1199
kieferbonfanti.com

November 28, 2012

To the Board of Directors and Stockholders of
Forsyth Securities, Inc.

We have audited the financial statements of **Forsyth Securities, Inc.** for the year ended September 30, 2012, and have issued our report thereon dated DATE. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter to you dated October 12, 2012. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by **Forsyth Securities, Inc.** are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's estimate of the broker commission advances receivable is based on projected future broker earnings and management's knowledge of the brokers. We evaluated the key factors and assumptions used to develop this estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure is the disclosure of net capital requirements.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements
Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements, except for the departure from generally accepted accounting principles related to the future payments for indemnifications.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. The only disagreement was related to the appropriate accounting and financial statement presentation for future payments for indemnifications. Our auditors' report discusses the departure from generally accepted accounting principles.

Management Representations
We have requested certain representations from management that are included in the management representation letter dated November 28, 2012.

Management Consultations with Other Independent Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues
We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

We would like to bring to your attention the following doubt about the Company's ability to continue as a going concern:

> The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations and has low net capital that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

This information is intended solely for the use of and management of **Forsyth Securities, Inc.** and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis MO
63141
314.812.1100
F 314.812.1199
kieferbonfanti.com

November 28, 2012

To the Board of Directors and Stockholders of
Forsyth Securities, Inc.

In planning and performing our audit of the financial statements of **Forsyth Securities, Inc.** as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered **Forsyth Securities, Inc.'s** internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified a certain deficiency in internal control that we consider to a material weakness and another deficiency that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiency in **Forsyth Securities, Inc.'s** internal control to be a material weakness.

Reconciliation of Accounts Receivable and Accounts Payable
We noted that the Company's internal controls and procedures related to the reconciliation of accounts receivable balances by customer and accounts payable balances by vendor were not adequate to prevent or detect material misstatements of (or omissions from) the financial statements. Accordingly, this control deficiency constitutes a material weakness.

In response to this situation, management engaged us to assist in locating accounts receivable and accounts payable reconciling items. Management adjusted any noted differences.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in **Forsyth Securities, Inc.'s** internal control to be a significant deficiency:

Preparation of Financial Statements and Related Disclosures

We assessed the accounting knowledge, experience and training of Company personnel in the application of general accepted accounting principles related to the Company's financial reporting requirements. We noted that the Company's internal controls and procedures related to the preparation of the financial statements, including the notes to the financial statements, were not adequate to prevent or detect material misstatements of (or omissions from) the financial statements. Accordingly, this control deficiency constitutes a significant deficiency.

This circumstance is not unusual in a company of your size. It is the responsibility of management and those charged with governance to make the decision whether to accept the degree of risk associated with this control deficiency because of cost or other considerations.

In response to this situation, management has engaged us to assist in drafting the financial statements and related disclosures. The engagement for these nonattest services is in addition to our engagement to perform the audit of the financial statements, as permitted by professional standards.

This communication is intended solely for the information and use of management and the Board of Directors and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP